SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed "Julie A. S. Kemp"

Date  February 21, 2005

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for Form 6-K

1.0

Notice of Meeting of Shareholders dated February 21, 2005

February 21, 2005
File:  ARZ225/May/05

To:

British Columbia Securities Commission (SEDAR)

Ontario Securities Commission (SEDAR)

Commission des valeurs mobilieres du Quebec (SEDAR)

United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR)

The American Stock Exchange (FAX)

Alberta Securities Commission (SEDAR)

Manitoba Securities Commission (SEDAR)

Office of the Administrator, New Brunswick (SEDAR)

Securities Commisssion of Newfoundland and Labrador (SEDAR)

Nova Scotia Securities Commission (SEDAR)

Registrar of Securities, Prince Edward Island (SEDAR)

Securities Division, Saskatchewan Financial Services Commission (SEDAR)

Securities Registry, Government of the Northwest Territories (SEDAR)

Registrar of Securities, Government of the Yukon Territories (SEDAR)

Nunavut Legal Registry (SEDAR)

Dear Sirs:

Re:  Notice Of Meeting of Shareholders Pursuant to National Instrument 54-101

In accordance with Part 2 of NI54-101, we advise as follows:

Name of Reporting Issuer:                                                                                 AURIZON MINES LTD.

Date fixed for the Meeting:                                                                                May 17, 2005
Record Date for Notice:                                                                                     March 18, 2005
Record Date for Voting:                                                                                     March 18, 2005
Beneficial Ownership Determination Date:                                                     March 18, 2005
Classes or Series of securities that entitle the
  holder to receive notice of the Meeting:                                                       Common
Classes or Series of securities that entitle the
  holder to vote at the Meeting:                                                                        Common
Business to be conducted at the Meeting:                                                    Annual, non-routine
CUSIP Number:                                                                                                   05155P 10 6
Meeting Location:                                                                                              Vancouver, B.C.

Yours very truly,

AURIZON MINES LTD.

"Signed"
Julie A.S. Kemp
Corporate Secretary

/jask

cc:

DuMoulin Black

Attention:  S.H. Berner/Mary Collyer

Computershare Trust Company of Canada

Attention:  Kim Wong, Account Manager